Exhibit 99.2

Interim Report April – June 2026

Stockholm, Sweden & Cambridge, Mass., August 21, 2026 - Vicore Pharma Holding AB (Nasdaq Stockholm: VICO, Nasdaq US: VCRE), a clinical-stage biopharmaceutical company unlocking the potential of a novel class of drugs, angiotensin II type 2 receptor agonists (ATRAGs), publishes the interim report for the second quarter 2026.

“This was a defining quarter for Vicore. We completed enrollment in our global Phase 2b ASPIRE trial and, shortly after the quarter ended, commenced trading on the Nasdaq Capital Market in the United States. Together, these milestones mark our transition from building a late-stage trial to executing toward a data readout and preparing for what comes next.”

Ahmed Mousa, CEO

Significant events during the second quarter

•	In April, Vicore completed patient recruitment in the Phase 2b ASPIRE trial evaluating buloxibutid in idiopathic pulmonary fibrosis (IPF), enrolling more than 360 patients across over 100 sites in 14 countries. Recruitment was completed ahead of schedule, positioning the company to report topline results in mid-2027.

Significant events after the period

•	In July, Vicore commenced trading on The Nasdaq Capital Market in the United States under the ticker symbol "VCRE". The U.S. listing is a dual listing that complements Vicore's existing listing on Nasdaq Stockholm under the ticker symbol "VICO".

•	In July, Vicore announced the appointment of Rob Slack, PhD, FRSB, as Chief Scientific Officer. Dr. Slack succeeds Johan Raud, MD, PhD, who will transition to the role of Senior Advisor.

Financial overview for the period

April 1 – June 30, 2026

•	Net revenues amounted to SEK 2.2 million and SEK 1.7 million for the three months ended June 30, 2026 and 2025, respectively.

•	Operating loss amounted to SEK 150.1 million and SEK 111.2 million for the three months ended June 30, 2026 and 2025, respectively.

•	Loss amounted to SEK 142.8 million and SEK 115.4 million for the three months ended June 30, 2026 and 2025, respectively.

•	Loss per share, before and after dilution, amounted to SEK 0.51 and SEK 0.49 for the three months ended June 30, 2026 and 2025, respectively.

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
Phone: +46 (0)31 78 80 560 | VAT nr SE556680380401 | www.vicorepharma.com

•	On June 30, 2026, cash, cash equivalents, and short-term investments amounted to SEK 905.6 million, equivalent to USD 93.0 million (SEK 1,166.7 million, equivalent to USD 126.8 million as of December 31, 2025).

January 1 – June 30, 2026

•	Net revenues amounted to SEK 2.8 million and SEK 2.6 million for the six months ended June 30, 2026 and 2025, respectively.

•	Operating loss amounted to SEK 273.9 million and SEK 202.7 million for the six months ended June 30, 2026 and 2025, respectively.

•	Loss amounted to SEK 251.5 million and SEK 226.9 million for the six months ended June 30, 2026 and 2025, respectively.

•	Loss per share, before and after dilution, amounted to SEK 0.89 and SEK 0.97 for the six months ended June 30, 2026 and 2025, respectively.

Financial summary of the group

Amounts in SEK million	2026 Apr-Jun	2025 Apr-Jun	2026 Jan-Jun	2025 Jan-Jun	2025 Jan-Dec
Net revenues	2.2	1.7	2.8	2.6	3.8
Operating loss	(150.1)	(111.2)	(273.9)	(202.7)	(452.4)
Loss for the period	(142.8)	(115.4)	(251.5)	(226.9)	(477.5)
Loss per share, before/after dilution (SEK)[1]	(0.51)	(0.49)	(0.89)	(0.97)	(1.99)
Research and development expenses/operating expenses (%)[2]	78.0	87.3	80.0	86.0	84.8
Equity at the end of the period	853.6	908.3	853.6	908.3	1,095.5
Cash flows used in operating activities	(155.9)	(106.5)	(273.6)	(192.6)	(375.7)
Cash and cash equivalents and short-term investments at the end of the period	905.6	937.0	905.6	937.0	1,166.7

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
Phone: +46 (0)31 78 80 560 | VAT nr SE556680380401 | www.vicorepharma.com

Financial summary of the group (USD)

Amounts in USD[3] million	2026 Apr-Jun	2025 Apr-Jun	2026 Jan-Jun	2025 Jan-Jun	2025 Jan-Dec
Net revenues	0.2	0.2	0.3	0.3	0.4
Operating loss	(16.0)	(11.5)	(29.6)	(19.9)	(46.1)
Loss for the period	(15.3)	(11.9)	(27.2)	(22.3)	(48.6)
Loss per share, before/after dilution (USD)[1]	(0.05)	(0.05)	(0.10)	(0.10)	(0.20)
Research and development expenses/ operating expenses (%)[2]	78.0	87.3	80.0	86.0	84.8
Equity at the end of the period	87.7	95.5	87.7	95.5	119.1
Cash flows used in operating activities	(16.7)	(11.0)	(29.6)	(18.9)	(38.3)
Cash and cash equivalents and short-term investments at the end of the period	93.0	98.5	93.0	98.5	126.8

1. No dilutive effect arises for potential common shares for periods when the result is negative or when the exercise price for options or share awards exceeds the average market price.

2. Alternative performance measure (APM). Defined on page 19 in the Interim Report.

3. Corresponding USD amounts have been translated using exchange rates published by Sveriges Central Bank. Income statement amounts are translated using the average exchange rate for the respective period, balance sheet amounts are translated using the closing exchange rate at the reporting date. For the second quarter, the average exchange rates applied were SEK/USD 9.35986 and 9.66559 for 2026 and 2025, respectively. For the six-month periods ended June 30, the average exchange rates applied were SEK/USD 9.24800 and 10.17271 for 2026 and 2025, respectively. Balance sheet amounts were translated using the closing exchange rates of SEK/USD 9.73626 as of June 30, 2026 and SEK/USD 9.51067 as of June 30, 2025.

CEO Comments

This was a defining quarter for Vicore. We completed enrollment in our global Phase 2b ASPIRE trial and, shortly after the quarter ended, commenced trading on the Nasdaq Capital Market in the United States. Together, these milestones mark our transition from building a late-stage trial to executing toward a data readout and preparing for what comes next.

For the hundreds of thousands of people living with idiopathic pulmonary fibrosis (IPF), the disease is relentless and still without a cure. That reality continues to define our sense of urgency. The second quarter was a period of both disciplined execution and forward preparation: we advanced ASPIRE into its observation phase while laying the clinical, scientific, organizational, and financial groundwork for a potential Phase 3.

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
Phone: +46 (0)31 78 80 560 | VAT nr SE556680380401 | www.vicorepharma.com

The quarter’s most important clinical milestone was the completion of enrollment in ASPIRE, with more than 360 patients randomized across our global network of sites. Reaching full enrollment is the culmination of a coordinated effort by patients, investigators, and clinical teams, and it begins the countdown to topline data expected in mid-2027. Our focus now shifts to disciplined execution through the 52-week observation phase and to preserving the trial’s quality and integrity through database lock. ASPIRE was designed to generate a robust, registrational-quality dataset, and we believe the strength of that design positions buloxibutid well for Phase 3 and beyond.

Shortly after the quarter ended, we expanded our access to the world’s deepest capital markets by listing in the United States. Our American Depositary Shares, commenced trading on the Nasdaq Capital Market under the ticker symbol "VCRE", complementing our existing listing on Nasdaq Stockholm under the ticker symbol, VICO. Our U.S. dual listing has a strategic purpose: to broaden and diversify our investor base, raise Vicore’s profile among US healthcare investors, and strengthen our position to create long-term value as we approach our readout. It reflects our conviction that Vicore’s next chapter will increasingly be defined in the US market.

We also strengthened our leadership to match the ambitions of this next phase. We were pleased to welcome Peter Guenter to our Board of Directors. Peter brings nearly four decades of global pharmaceutical leadership, including chief executive roles at the Healthcare business of Merck KGaA and at Almirall, as well as more than two decades at Sanofi; his commercial and late-stage development experience will be invaluable as we prepare for the next phase of the program.

We further deepened our scientific leadership with the appointment of Rob Slack, PhD, as Chief Scientific Officer. Rob joins from GSK, where he served as Vice President and Head of Respiratory Biology, and brings more than 20 years of respiratory and fibrosis drug-discovery leadership; he will lead our research strategy and the continued development of our next-generation AT2 receptor agonist pipeline. I want to thank Johan Raud, MD, PhD, whose contributions have been foundational to Vicore’s science and who will continue to support the company as Senior Advisor. Together, these additions reinforce both sides of our agenda: the disciplined execution of ASPIRE and the deliberate build-out of our pipeline and commercial foundation.

Scientifically, we continued to build the evidence base for AT2 receptor agonism. At the American Thoracic Society (ATS) International Conference in Orlando in May, we presented three posters spanning our clinical and translational work: analyses from the completed Phase 2a AIR trial in IPF; mechanistic data linking AT2 receptor activation in alveolar epithelial type 2 cells to markers of fibrosis resolution; and preclinical findings demonstrating microvascular normalization and fibrosis regression, pointing to the breadth of the mechanism across respiratory and fibrotic disease. We were also selected to present at the ATS Respiratory Innovation Summit. Together, these presentations reinforce the differentiated, potentially disease-modifying rationale behind buloxibutid as the treatment landscape continues to evolve.

We ended the period in a strong financial position, with a cash runway extending into the second half of 2028 that provides clear financial visibility through our mid-2027 readout.

With ASPIRE fully enrolled, a broadened investor base, a deepened board and leadership team, and a solid balance sheet, we are executing with discipline through the observation window while preparing to advance efficiently once we have the ASPIRE results. I am grateful to the patients participating in ASPIRE, to our investigators and partners, and to our employees and shareholders for their continued trust.

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
Phone: +46 (0)31 78 80 560 | VAT nr SE556680380401 | www.vicorepharma.com

Ahmed Mousa, CEO

Interim report, Q2 2026; https://vicorepharma.com/investors/financial-reports/

For more information, please contact:

Hans Jeppsson, CFO, +46 70 553 14 65, hans.jeppsson@vicorepharma.com

About Vicore Pharma

Vicore Pharma is a clinical-stage biopharmaceutical company unlocking the potential of a new class of drugs with disease-modifying potential in respiratory and fibrotic diseases, including idiopathic pulmonary fibrosis (IPF). The company’s lead program, buloxibutid, is an oral small molecule angiotensin II type 2 receptor agonist, which has received Orphan Drug and Fast Track designation from the United States Food and Drug Administration and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in IPF. Vicore Pharma is publicly listed on Nasdaq Stockholm (VICO) and Nasdaq US (VCRE). www.vicorepharma.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Vicore's strategy, business plans, clinical development timelines, including expected timing of topline data from the ASPIRE trial and potential for Phase 3 advancement, financial position and cash runway. The words "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential," "continue," "target," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, references to those risks identified in the section entitled "Risk Factors" in Vicore Pharma's filings with the U.S. Securities and Exchange Commission and discussed in Vicore Pharma's Swedish filings and its press releases. Vicore Pharma cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Vicore Pharma disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Vicore Pharma's views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
Phone: +46 (0)31 78 80 560 | VAT nr SE556680380401 | www.vicorepharma.com